UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-233354) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 1, 2021

Mizuho Financial Group, Inc.

By:	/s/ Makoto Umemiya
Name:	Makoto Umemiya
Title:	Senior Managing Executive Officer / Group CFO

For Immediate Release:

Consolidated Financial Statements for the Third Quarter of Fiscal 2020 (Nine months ended December 31, 2020) (Under Japanese GAAP)

Company Name:	Mizuho Financial Group, Inc. (“MHFG”)	February 1, 2021

Stock Code Number (Japan):	8411
Stock Exchange Listings:	Tokyo Stock Exchange (First Section), New York Stock Exchange
URL:	https://www.mizuho-fg.com/index.html
Representative:	Tatsufumi Sakai	President & CEO
For Inquiry:	Tomomichi Fujita	General Manager of Accounting	Phone: +81-3-6838-6101
Filing of Shihanki Hokokusho (scheduled):		February 12, 2021	Trading Accounts: Established
Commencement of Dividend Payment (scheduled):		-
Supplementary Materials on Quarterly Results:		Attached
IR Conference on Quarterly Results:		Not Scheduled

Amounts less than one million yen are rounded down.

1. Financial Highlights for the Third Quarter of Fiscal 2020 (for the nine months ended December 31, 2020)

(1) Consolidated Results of Operations (Accumulated Period)

(%: Changes from the corresponding period of the previous fiscal year)
	Ordinary Income		Ordinary Profits		Profit Attributable to Owners of Parent
	¥ million	%	¥ million	%	¥ million	%
3Q F2020	2,313,082	(21.6)	448,868	(20.0)	354,404	(12.2)
3Q F2019	2,953,825	3.3	561,550	2.5	403,963	(1.4)

Note:	Comprehensive Income: 3Q F2020: ¥576,850 million, 94.0%; 3Q F2019: ¥297,224 million, — %

	Net Income per Share of Common Stock	Diluted Net Income per Share of Common Stock
	¥	¥
3Q F2020	139.76	139.76
3Q F2019	159.28	159.27

Note:	MHFG adopted the share consolidation of the shares of common stock on the basis of one post-consolidation share per ten pre-consolidation shares effective as of October 1, 2020.
The impact from the share consolidation is reflected in Net Income per Share of Common Stock and Diluted Net Income per Share of Common Stock.

(2) Consolidated Financial Conditions

	Total Assets	Total Net Assets	Own Capital Ratio
	¥ million	¥ million	%
3Q F2020	217,901,468	9,009,445	4.0
Fiscal 2019	214,659,077	8,663,847	3.9

Reference:	Own Capital: As of December 31, 2020: ¥8,905,964 million; As of March 31, 2020: ¥8,553,971 million

Note:	Own Capital Ratio is calculated as follows: (Total Net Assets - Stock Acquisition Rights - Non-controlling Interests) / Total Assets × 100
Own Capital Ratio stated above is not calculated based on the public notice of Own Capital Ratio.

2. Cash Dividends for Shareholders of Common Stock

	Annual Cash Dividends per Share
	First Quarter-end	Second Quarter-end	Third Quarter-end	Fiscal Year-end	Total
	¥	¥	¥	¥	¥
Fiscal 2019	—	3.75	—	3.75	7.50
Fiscal 2020	—	3.75	—
Fiscal 2020 (estimate)				37.50	—

Notes:	1.	Revision of the latest announced estimates for cash dividends for shareholders of common stock: No
	2.	MHFG adopted the share consolidation of the shares of common stock on the basis of one post-consolidation share per ten pre-consolidation shares effective as of October 1, 2020.
		The impact from the share consolidation is reflected in the estimate of Cash Dividends per Share of Common Stock for the end of fiscal 2020. If the share consolidation were not taken into consideration, it would be ¥3.75.
		In addition, MHFG left the value of total annual dividend blank (—) as it is inappropriate simply to total the value of the dividend at the end of the first half of fiscal 2020 and the value of the dividend at the end of the fiscal 2020.

3. Consolidated Earnings Estimates for Fiscal 2020 (for the fiscal year ending March 31, 2021)

(%: Changes from the previous fiscal year)
	Profit Attributable to Owners of Parent		Net Income per Share of Common Stock
	¥ million	%	¥
Fiscal 2020	350,000	(21.9)	138.02

Notes:	1.	Revision of the latest announced earnings estimates for fiscal 2020: No
2.

MHFG adopted the share consolidation of the shares of common stock on the basis of one post-consolidation share per ten pre-consolidation shares effective as of October 1, 2020. The number of share of common stock used in above per share information is based on the weighted average of the average number of outstanding shares during 1Q, 2Q and 3Q and the number of outstanding shares as of December 31, 2020 (which is used as a proxy for the average number of outstanding shares during 4Q of fiscal 2020).

If the share consolidation were not taken into consideration, the Consolidated Earnings Estimates for Net Income per Share of Common Stock for Fiscal 2020 (for the fiscal year ending March 31, 2021) would be ¥13.80.

Notes

(1) Changes in Significant Subsidiaries during the Period (changes in specified subsidiaries accompanying changes in the scope of consolidation): No

(2) Adoption of Specified Accounting Methods for the Preparation of Quarterly Consolidated Financial Statements: No

(3) Changes in Accounting Policies and Accounting Estimates / Restatements

i. Changes in accounting policies due to revisions of accounting standards: No

ii. Changes in accounting policies other than i above: Yes

iii. Changes in accounting estimates: No

iv. Restatements: No

Note: For more information, please refer to “1.(1) Changes in Accounting Policies and Accounting Estimates / Restatements” on page 1-2 of the attachment.

(4) Issued Shares of Common Stock

i. Period-end issued shares (including treasury stock):	As of December 31, 2020	2,539,249,894 shares	As of March 31, 2020	2,539,249,894 shares
ii. Period-end treasury stock:	As of December 31, 2020	3,984,059 shares	As of March 31, 2020	3,210,681 shares
iii. Average outstanding shares (accumulated period):	3Q Fiscal 2020	2,535,680,257 shares	3Q Fiscal 2019	2,536,085,606 shares

Note:	MHFG adopted the share consolidation of the shares of common stock on the basis of one post-consolidation share per ten pre-consolidation shares effective as of October 1, 2020. The impact from the share consolidation is reflected in the number of Period-end issued shares (including treasury stock), Period-end treasury stock and Average outstanding shares (accumulated period).

This immediate release is outside the scope of quarterly review.

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: impact of the corona virus pandemic; incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; impairment of the carrying value of our long-lived assets; problems related to our information technology systems, including as a result of cyber attacks; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels and meet other financial regulatory requirements; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our 5-Year Business Plan and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3. D. Key Information-Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) and our report on Form 6-K furnished to the SEC on December 28, 2020, both of which are available in the Financial Information section of our web page at www.mizuho-fg.com/index.html and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Mizuho Financial Group, Inc.

¡ Contents of Attachment

1.	Matters Related to Summary Information (Notes)	p. 1-2
	(1) Changes in Accounting Policies and Accounting Estimates / Restatements	p. 1-2

2.	Quarterly Consolidated Financial Statements and Others	p. 1-3
	(1) Consolidated Balance Sheets	p. 1-3
	(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	p. 1-5
	(3) Note for Assumption of Going Concern	p. 1-7
	(4) Note for Significant Changes in the Amount of Shareholders’ Equity	p. 1-7
øSELECTED FINANCIAL INFORMATION For the Third Quarter of Fiscal 2020

Note to XBRL

Please note that the names of the English accounts contained in XBRL data, which are available through EDINET and TDNet, may be different from those of the English accounts in our financial statements.

1-1

Mizuho Financial Group, Inc.

1. Matters Related to Summary Information (Notes)

(1) Changes in Accounting Policies and Accounting Estimates / Restatements

(Changes in Accounting Policies)

(Accounting Standard for Fair Value Measurement and Others)

MHFG has applied “Accounting Standard for Fair Value Measurement” (ASBJ Statement No.30 July 4, 2019) and others from the beginning of the first quarter ended June 30, 2020.

In accordance with Article 8 of “Accounting Standard for Fair Value Measurement”, the fair value adjustment method used to determine the fair value of derivatives is revised to maximize the use of relevant observable inputs estimated from derivatives and others traded in the market.

In accordance with Article 20 of “Accounting Standard for Fair Value Measurement”, the cumulative effects arising from the retroactive application of these new accounting policies to all the previous fiscal years were reflected in Retained Earnings as of April 1, 2020.

As a result, Retained Earnings decreased by ¥32,639 million, Trading Assets decreased by ¥50,380 million, Derivatives other than for Trading Assets decreased by ¥6,379 million, Trading Liabilities decreased by ¥6,529 million, Derivatives other than for Trading Liabilities decreased by ¥3,184 million, Deferred Tax Assets increased by ¥14,405 million, and Net Assets per Share decreased by ¥12.87 as of April 1, 2020. The share consolidation was taken place at a ratio of ten pre-consolidation shares to one post-consolidation share on October 1, 2020. Net Asset per share is calculated under the assumption that the share consolidation had been taken place at the beginning of fiscal 2019.

And in accordance with the transitional treatment set forth in Article 19 of “Accounting Standard for Fair Value Measurement” and Article 44-2 of “Accounting Standard for Financial Instruments” (ASBJ Statement No. 10, July 4, 2019), MHFG has applied a new accounting policy prescribed by “Accounting Standard for Fair Value Measurement” and others from the first quarter ended June 30, 2020.

As a result, in principle, while fair value of Japanese stocks was previously determined based on the average quoted market price over the month preceding the quarterly consolidated balance sheet date, from the first quarter ended June 30, 2020, fair value of Japanese stocks is determined based on the quoted market price as of the quarterly consolidated balance sheet date.

1-2

Mizuho Financial Group, Inc.

2. Quarterly Consolidated Financial Statements and Others

(1) Consolidated Balance Sheets

	Millions of yen
	As of March 31, 2020	As of December 31, 2020
Assets
Cash and Due from Banks	¥41,069,745	¥42,999,682
Call Loans and Bills Purchased	584,686	364,630
Receivables under Resale Agreements	18,581,488	13,600,967
Guarantee Deposits Paid under Securities Borrowing Transactions	2,243,161	2,039,745
Other Debt Purchased	2,688,273	3,081,707
Trading Assets	13,248,734	12,988,630
Money Held in Trust	411,847	498,061
Securities	34,907,234	42,314,072
Loans and Bills Discounted	83,468,185	83,615,990
Foreign Exchange Assets	2,044,415	1,949,760
Derivatives other than for Trading Assets	1,944,060	1,690,112
Other Assets	5,206,121	4,452,367
Tangible Fixed Assets	1,103,622	1,110,136
Intangible Fixed Assets	636,139	616,566
Net Defined Benefit Asset	846,782	918,982
Deferred Tax Assets	32,493	25,680
Customers’ Liabilities for Acceptances and Guarantees	6,066,527	6,124,332
Reserves for Possible Losses on Loans	(424,446)	(489,961)
Reserve for Possible Losses on Investments	—	(0)

Total Assets	¥214,659,077	¥217,901,468

1-3

Mizuho Financial Group, Inc.

	Millions of yen
	As of March 31, 2020	As of December 31, 2020
Liabilities
Deposits	¥131,189,673	¥127,656,972
Negotiable Certificates of Deposit	13,282,561	17,905,047
Call Money and Bills Sold	2,263,076	1,516,486
Payables under Repurchase Agreements	17,971,098	19,254,428
Guarantee Deposits Received under Securities Lending Transactions	1,108,255	683,205
Commercial Paper	411,089	1,495,476
Trading Liabilities	9,604,890	7,783,921
Borrowed Money	5,209,947	7,346,357
Foreign Exchange Liabilities	509,405	514,302
Short-term Bonds	373,658	391,296
Bonds and Notes	8,906,432	9,644,764
Due to Trust Accounts	1,055,510	1,281,597
Derivatives other than for Trading Liabilities	1,619,151	1,609,917
Other Liabilities	6,111,195	5,283,698
Reserve for Bonus Payments	75,175	53,154
Reserve for Variable Compensation	2,559	2,201
Net Defined Benefit Liability	62,113	71,884
Reserve for Director and Corporate Auditor Retirement Benefits	944	671
Reserve for Possible Losses on Sales of Loans	637	3,931
Reserve for Contingencies	6,443	3,516
Reserve for Reimbursement of Deposits	27,851	23,541
Reserve for Reimbursement of Debentures	18,672	16,918
Reserves under Special Laws	2,509	2,506
Deferred Tax Liabilities	53,150	159,359
Deferred Tax Liabilities for Revaluation Reserve for Land	62,695	62,531
Acceptances and Guarantees	6,066,527	6,124,332

Total Liabilities	¥205,995,229	¥208,892,022

Net Assets
Common Stock	¥2,256,767	¥2,256,767
Capital Surplus	1,136,467	1,135,948
Retained Earnings	4,174,190	4,304,317
Treasury Stock	(6,414)	(7,203)

Total Shareholders’ Equity	7,561,010	7,689,829

Net Unrealized Gains (Losses) on Other Securities	823,085	1,131,436
Deferred Gains or Losses on Hedges	72,081	52,955
Revaluation Reserve for Land	136,655	137,779
Foreign Currency Translation Adjustments	(133,178)	(183,629)
Remeasurements of Defined Benefit Plans	94,317	77,593

Total Accumulated Other Comprehensive Income	992,960	1,216,134

Stock Acquisition Rights	213	134
Non-Controlling Interests	109,662	103,346

Total Net Assets	8,663,847	9,009,445

Total Liabilities and Net Assets	¥214,659,077	¥217,901,468

1-4

Mizuho Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

	Millions of yen
	For the nine months ended December 31, 2019	For the nine months ended December 31, 2020
Ordinary Income	¥2,953,825	¥2,313,082
Interest Income	1,566,669	990,731
Interest on Loans and Bills Discounted	964,289	707,462
Interest and Dividends on Securities	198,196	171,768
Fiduciary Income	42,244	40,582
Fee and Commission Income	563,812	590,013
Trading Income	294,447	340,662
Other Operating Income	297,243	237,125
Other Ordinary Income	189,407	113,966
Ordinary Expenses	2,392,274	1,864,213
Interest Expenses	1,011,755	341,112
Interest on Deposits	384,950	114,571
Fee and Commission Expenses	127,851	118,590
Trading Expenses	13,134	9,278
Other Operating Expenses	99,081	110,581
General and Administrative Expenses	1,023,557	1,022,627
Other Ordinary Expenses	116,894	262,022

Ordinary Profits	561,550	448,868

Extraordinary Gains	1,289	79,434
Extraordinary Losses	9,064	9,876

Income before Income Taxes	553,775	518,426

Income Taxes:
Current	108,894	120,499
Deferred	31,951	39,049

Total Income Taxes	140,845	159,549

Profit	412,930	358,876

Profit Attributable to Non-controlling Interests	8,966	4,471

Profit Attributable to Owners of Parent	¥403,963	¥354,404

1-5

Mizuho Financial Group, Inc.

Consolidated Statements of Comprehensive Income

	Millions of yen
	For the nine months ended December 31, 2019	For the nine months ended December 31, 2020
Profit	¥412,930	¥358,876
Other Comprehensive Income	(115,705)	217,974
Net Unrealized Gains (Losses) on Other Securities	(67,120)	304,311
Deferred Gains or Losses on Hedges	17,320	(19,166)
Foreign Currency Translation Adjustments	(32,928)	(48,477)
Remeasurements of Defined Benefit Plans	(31,316)	(16,271)
Share of Other Comprehensive Income of Associates Accounted for Using Equity Method	(1,660)	(2,421)

Comprehensive Income	297,224	576,850

(Breakdown)
Comprehensive Income Attributable to Owners of Parent	287,574	576,454
Comprehensive Income Attributable to Non-controlling Interests	9,649	396

1-6

Mizuho Financial Group, Inc.

(3) Note for Assumption of Going Concern

There is no applicable information.

(4) Note for Significant Changes in the Amount of Shareholders’ Equity

There is no applicable information.

1-7

SELECTED FINANCIAL INFORMATION

For the Third Quarter of Fiscal 2020

(Nine months ended December 31, 2020)

(Under Japanese GAAP)

C O N T E N T S

Notes:

“CON”: Consolidated figures for Mizuho Financial Group, Inc. (“MHFG”)

“NON”: Non-consolidated figures for Mizuho Bank, Ltd. (“MHBK”) and Mizuho Trust & Banking Co., Ltd. (“MHTB”)

FINANCIAL INFORMATION FOR THE THIRD QUARTER OF FISCAL 2020	See above Notes		Page

1. Income Analysis	CON	NON	2-1

2. Net Gains/Losses on Stocks	CON	NON	2-3

3. Unrealized Gains/Losses on Securities	CON	NON	2-4

4. Deferred Hedge Gains/Losses on Derivative Transactions Qualifying for Hedge Accounting	NON		2-6

5. Status of Non Performing Loans based on the Financial Reconstruction Act (“FRA”)	CON	NON	2-7

6. Status of Deposits and Loans	NON		2-9
Attachments			Page
Mizuho Bank, Ltd.
Comparison of Non-Consolidated Balance Sheets (selected items)			2-11
Comparison of Non-Consolidated Statements of Income (selected items)			2-12

Mizuho Trust & Banking Co., Ltd.
Comparison of Non-Consolidated Balance Sheets (selected items)			2-13
Comparison of Non-Consolidated Statements of Income (selected items)			2-14

Mizuho Securities Co., Ltd.
Comparison of Non-Consolidated Balance Sheets (selected items)			2-15
Comparison of Non-Consolidated Statements of Income (selected items)			2-16

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: impact of the corona virus pandemic; incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; impairment of the carrying value of our long-lived assets; problems related to our information technology systems, including as a result of cyber attacks; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels and meet other financial regulatory requirements; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our 5-Year Business Plan and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) and our report on Form 6-K furnished to the SEC on December 28, 2020, both of which are available in the Financial Information section of our web page at www.mizuho-fg.com/index.html and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Mizuho Financial Group, Inc.

FINANCIAL INFORMATION FOR THE THIRD QUARTER OF FISCAL 2020

1. Income Analysis

Consolidated

		(Billions of yen)
		Third Quarter of Fiscal 2020 (Accumulated Period)
			Change	Third Quarter of Fiscal 2019 (Accumulated Period)
Consolidated Gross Profits	1	1,619.5	106.9	1,512.5
Net Interest Income	2	649.6	94.7	554.9
Fiduciary Income	3	40.5	(1.6)	42.2
Credit Costs for Trust Accounts	4	—	—	—
Net Fee and Commission Income	5	471.4	35.4	435.9
Net Trading Income	6	331.3	50.0	281.3
Net Other Operating Income	7	126.5	(71.6)	198.1
General and Administrative Expenses	8	(1,022.6)	0.9	(1,023.5)
Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Losses on Loans)	9	(103.9)	(68.8)	(35.0)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	10	5.7	(4.8)	10.6
Net Gains (Losses) related to Stocks	11	(30.8)	(128.2)	97.3
Equity in Income from Investments in Affiliates	12	17.1	(7.0)	24.1
Other	13	(36.2)	(11.6)	(24.5)

Ordinary Profits	14	448.8	(112.6)	561.5

Net Extraordinary Gains (Losses)	15	69.5	77.3	(7.7)
Income before Income Taxes	16	518.4	(35.3)	553.7
Income Taxes	17	(159.5)	(18.7)	(140.8)
Profit	18	358.8	(54.0)	412.9
Profit Attributable to Non-controlling Interests	19	(4.4)	4.4	(8.9)

Profit Attributable to Owners of Parent	20	354.4	(49.5)	403.9

Credit-related Costs (including Credit Costs for Trust Accounts)	21	(98.1)	(73.7)	(24.4)

 Credit-related Costs [21] =     Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Losses on Loans) [9]

                                                 + Gains on Reversal of Reserves for Possible Losses on Loans, and others [10] + Credit Costs for Trust Accounts [4]

Reference:
Consolidated Net Business Profits	22	608.4	138.1	470.2

 Consolidated Net Business Profits [22] =  Consolidated Gross Profits [1] – General and Administrative Expenses (excluding Non-Recurring Losses)

                                                                       + Equity in Income from Investments in Affiliates and certain other consolidation adjustments

Number of consolidated subsidiaries	23	152	30	122
Number of affiliates under the equity method	24	26	—	26

2-1

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregate Figures for the 2 Banks

		(Billions of yen)
		Third Quarter of Fiscal 2020 (Accumulated Period)				Third Quarter of Fiscal 2019 (Accumulated Period)
		MHBK	MHTB	Aggregate Figures	Change
Gross Profits	1	994.8	88.6	1,083.4	37.8	1,045.5
Net Interest Income	2	560.1	18.3	578.4	79.9	498.5
Fiduciary Income	3		41.0	41.0	(1.5)	42.5
Trust Fees for Jointly Operated Designated Money Trust	4		3.0	3.0	(0.1)	3.1
Credit Costs for Trust Accounts	5		—	—	—	—
Net Fee and Commission Income	6	291.6	20.2	311.8	16.3	295.5
Net Trading Income	7	91.0	0.9	92.0	3.1	88.8
Net Other Operating Income	8	51.9	8.0	59.9	(60.1)	120.1
General and Administrative Expenses (excluding Non-Recurring Losses)	9	(596.5)	(60.7)	(657.3)	30.9	(688.2)

Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) (1)	10	398.2	27.8	426.1	68.8	357.2
Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) from core business areas (2)	11	366.3	19.8	386.2	118.8	267.3
Excluding Net Gains (Losses) from redemption of Investment Trusts	12	359.7	19.3	379.0	114.9	264.1

Reversal of (Provision for) General Reserve for Losses on Loans	13	(65.2)	—	(65.2)	(45.6)	(19.5)

Net Business Profits	14	333.0	27.8	360.9	23.1	337.7
Net Gains (Losses) related to Bonds	15	31.8	7.9	39.8	(50.0)	89.9

Net Non-Recurring Gains (Losses)	16	(90.7)	(1.7)	(92.4)	(193.9)	101.5
Net Gains (Losses) related to Stocks	17	(40.2)	(1.4)	(41.6)	(136.9)	95.2
Expenses related to Portfolio Problems	18	(36.0)	(0.0)	(36.0)	(17.8)	(18.1)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	19	5.0	0.2	5.3	(4.3)	9.7
Other	20	(19.5)	(0.5)	(20.1)	(34.7)	14.6

Ordinary Profits	21	242.3	26.1	268.4	(170.8)	439.2

Net Extraordinary Gains (Losses)	22	56.4	5.3	61.8	69.2	(7.3)
Income before Income Taxes	23	298.7	31.5	330.2	(101.5)	431.8
Income Taxes	24	(103.6)	(8.0)	(111.6)	(1.3)	(110.3)

Net Income	25	195.0	23.5	218.5	(102.9)	321.4

(1)	Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) for MHTB excludes the amounts of “Credit Costs for Trust Accounts” [5].
(2)	Net Business Profits (before Reversal of (Provision for) General Reverse for Losses on Loans) from core business areas[11]
=	Net Business Profits (before Reversal of (Provision for) General Reverse for Losses on Loans)[10]-Net Gains (Losses) related to Bonds[15]

Credit-related Costs	26	(96.1)	0.2	(95.8)	(67.9)	(27.9)

Credit-related  Costs  [26]  =   Expenses related to Portfolio Problems [18] + Reversal of (Provision for) General Reserve for Losses on Loans [13] + Gains on Reversal of Reserves for Possible Losses on Loans, and others [19] + Credit Costs for Trust Accounts [5]

Reference: Breakdown of Credit-related Costs

Credit Costs for Trust Accounts	27		—	—	—	—
Reversal of (Provision for) General Reserve for Losses on Loans	28	(65.2)	0.2	(64.9)	(45.4)	(19.5)
Losses on Write-offs of Loans	29	(5.6)	0.0	(5.6)	1.8	(7.5)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	30	(25.3)	0.0	(25.3)	(24.9)	(0.4)
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	31	(0.0)	—	(0.0)	(0.0)	0.0
Reversal of (Provision for) Reserve for Contingencies	32	1.6	—	1.6	1.5	0.0
Other (including Losses on Sales of Loans)	33	(1.4)	—	(1.4)	(0.9)	(0.5)
Total	34	(96.1)	0.2	(95.8)	(67.9)	(27.9)

2-2

Mizuho Financial Group, Inc.

2. Net Gains/Losses on Stocks

Consolidated

	(Billions of yen)
	Third Quarter of Fiscal 2020 (Accumulated Period)		Third Quarter of Fiscal 2019 (Accumulated Period)
		Change
Net Gains (Losses) related to Stocks	(30.8)	(128.2)	97.3
Gains on Sales	84.5	(64.5)	149.1
Losses on Sales	(27.3)	2.6	(30.0)
Impairment (Devaluation)	(60.8)	(53.4)	(7.4)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(27.1)	(12.8)	(14.2)

Non-Consolidated

Aggregate Figures for the 2 Banks

	Third Quarter of Fiscal 2020 (Accumulated Period)		Third Quarter of Fiscal 2019 (Accumulated Period)
		Change
Net Gains (Losses) related to Stocks	(41.6)	(136.9)	95.2
Gains on Sales	74.0	(69.1)	143.2
Losses on Sales	(24.6)	4.4	(29.1)
Impairment (Devaluation)	(63.7)	(59.7)	(3.9)
Reversal of (Provision for) Reserve for Possible Losses on Investments	(0.1)	0.4	(0.5)
Gains (Losses) on Derivatives other than for Trading	(27.1)	(12.8)	(14.2)

Mizuho Bank

	Third Quarter of Fiscal 2020 (Accumulated Period)		Third Quarter of Fiscal 2019 (Accumulated Period)
		Change
Net Gains (Losses) related to Stocks	(40.2)	(136.4)	96.2
Gains on Sales	65.5	(74.1)	139.6
Losses on Sales	(21.4)	4.9	(26.3)
Impairment (Devaluation)	(61.4)	(57.5)	(3.9)
Reversal of (Provision for) Reserve for Possible Losses on Investments	(0.1)	0.4	(0.5)
Gains (Losses) on Derivatives other than for Trading	(22.7)	(10.2)	(12.4)

Mizuho Trust & Banking

	Third Quarter of Fiscal 2020 (Accumulated Period)		Third Quarter of Fiscal 2019 (Accumulated Period)
		Change
Net Gains (Losses) related to Stocks	(1.4)	(0.4)	(0.9)
Gains on Sales	8.5	4.9	3.5
Losses on Sales	(3.2)	(0.5)	(2.7)
Impairment (Devaluation)	(2.2)	(2.2)	(0.0)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(4.4)	(2.6)	(1.8)

2-3

Mizuho Financial Group, Inc.

3. Unrealized Gains/Losses on Securities

∎ Stocks and others without a quoted market price and Investments in Partnerships are excluded.

Consolidated

(1) Other Securities

	(Billions of yen)
	As of December 31, 2020				As of March 31, 2020				As of September 30, 2020 (Reference)
	Book Value (=Fair Value)	Unrealized Gains/Losses			Book Value (=Fair Value)	Unrealized Gains/Losses			Book Value (=Fair Value)	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses			Gains	Losses
MHFG (Consolidated)

Other Securities	40,888.3	1,602.6	1,914.7	312.1	33,337.6	1,171.1	1,543.6	372.4	41,720.5	1,461.5	1,680.8	219.3
Japanese Stocks	2,760.6	1,559.5	1,612.6	53.1	2,338.4	1,066.3	1,167.9	101.5	2,581.7	1,370.2	1,428.8	58.6
Japanese Bonds	23,171.6	(52.7)	25.8	78.5	15,702.5	(54.1)	30.0	84.1	23,107.7	(50.5)	28.2	78.8
Japanese Government Bonds	19,946.9	(44.6)	1.4	46.1	12,601.9	(44.0)	6.5	50.5	19,920.3	(44.6)	2.6	47.2
Other	14,956.0	95.7	276.2	180.4	15,296.6	158.8	345.6	186.7	16,030.9	141.8	223.7	81.8
Foreign Bonds	11,996.7	136.5	153.9	17.3	12,702.2	200.9	246.0	45.1	13,299.4	171.5	184.5	13.0

*	In addition to “Securities” on the consolidated balance sheets, NCDs in “Cash and Due from Banks,” certain items in “Other Debt Purchased” and certain items in “Other Assets” are also included.
*	As of December 31, 2020 and September 30, 2020, fair value of securities is determined at the quoted market price, if available, or other reasonable value at the consolidated balance sheet date.
As of March 31, 2020, fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the consolidated balance sheet date.
Fair value of securities other than Japanese stocks is determined at the quoted market price, if available, or other reasonable value at the consolidated balance sheet date.
*

Unrealized Gains/Losses include ¥16.1billion, ¥(1.3) billion and ¥(5.1) billion, which were recognized in the statement of income for December 31, 2020, September 30, 2020 and March 31, 2020, respectively, by applying the fair-value hedge method.

(2) Bonds Held to Maturity

(Billions of yen)
	As of December 31, 2020				As of March 31, 2020				As of September 30, 2020 (Reference)
	Book Value	Unrealized Gains Losses			Book Value	Unrealized Gains Losses			Book Value	Unrealized Gains Losses
			Gains	Losses			Gains	Losses			Gains	Losses
MHFG (Consolidated)	753.4	22.9	22.9	—	860.2	15.0	15.4	0.3	788.3	23.7	23.7	—

Non-Consolidated

Aggregate Figures for the 2 Banks

(1) Other Securities

	(Billions of yen)
	As of December 31, 2020				As of March 31, 2020				As of September 30, 2020 (Reference)
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
	(=Fair Value)		Gains	Losses	(=Fair Value)		Gains	Losses	(=Fair Value)		Gains	Losses
MHBK
Other Securities	39,954.0	1,456.7	1,758.7	302.0	31,816.7	1,033.5	1,393.5	359.9	40,353.0	1,311.8	1,518.7	206.8
Japanese Stocks	2,526.6	1,415.5	1,460.4	44.9	2,118.5	937.1	1,033.8	96.6	2,349.2	1,229.7	1,279.4	49.7
Japanese Bonds	23,058.4	(53.7)	24.7	78.5	15,413.2	(55.6)	28.4	84.0	22,884.3	(51.2)	27.4	78.6
Japanese Government Bonds	19,932.6	(44.6)	1.4	46.1	12,406.8	(44.9)	5.6	50.5	19,786.3	(44.5)	2.5	47.1
Other	14,368.9	94.9	273.5	178.5	14,284.9	152.0	331.2	179.2	15,119.5	133.3	211.8	78.4
Foreign Bonds	11,602.9	137.6	153.1	15.4	11,916.9	188.3	233.2	44.8	12,625.6	163.6	174.8	11.2
MHTB
Other Securities	374.1	78.5	86.6	8.1	911.8	63.4	78.1	14.6	785.7	79.1	90.2	11.0
Japanese Stocks	149.9	76.8	84.9	8.0	134.9	57.1	64.2	7.1	145.9	71.5	80.1	8.6
Japanese Bonds	89.8	1.0	1.0	0.0	262.3	1.5	1.5	0.0	200.0	0.6	0.8	0.1
Japanese Government Bonds	—	—	—	—	178.1	0.9	0.9	—	119.8	(0.1)	0.0	0.1
Other	134.3	0.6	0.6	0.0	514.5	4.8	12.3	7.5	439.8	6.9	9.2	2.2
Foreign Bonds	—	—	—	—	443.8	11.2	11.5	0.2	270.6	7.1	7.8	0.7
Total
Other Securities	40,328.2	1,535.3	1,845.4	310.1	32,728.5	1,097.0	1,471.7	374.6	41,138.8	1,391.0	1,608.9	217.9
Japanese Stocks	2,676.5	1,492.3	1,545.4	53.0	2,253.4	994.2	1,098.0	103.7	2,495.1	1,301.2	1,359.6	58.3
Japanese Bonds	23,148.3	(52.7)	25.8	78.5	15,675.5	(54.1)	30.0	84.1	23,084.3	(50.5)	28.2	78.8
Japanese Government Bonds	19,932.6	(44.6)	1.4	46.1	12,585.0	(44.0)	6.5	50.5	19,906.1	(44.6)	2.6	47.2
Other	14,503.3	95.6	274.2	178.5	14,799.5	156.9	343.6	186.7	15,559.3	140.2	221.0	80.7
Foreign Bonds	11,602.9	137.6	153.1	15.4	12,360.7	199.6	244.7	45.1	12,896.3	170.7	182.7	11.9

*	In addition to “Securities” on the balance sheets, NCDs in “Cash and Due from Banks” and certain items in “Other Debt Purchased” are also included.
*	As of December 31, 2020, and September 30, 2020, fair value of securities is determined at the quoted market price, if available, or other reasonable value at the consolidated balance sheet date.
As of March 31, 2020, fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the consolidated balance sheet date.
Fair value of securities other than Japanese stocks is determined at the quoted market price, if available, or other reasonable value at the consolidated balance sheet date.
*

Unrealized Gains/Losses include ¥16.1 billion,¥(1.3) billion and ¥(5.1) billion, which were recognized in the statement of income (aggregate figures for the 2 banks) for December 31, 2020, September 30, 2020 and March 31, 2020 respectively, by applying the fair-value hedge method.

2-4

Mizuho Financial Group, Inc.

(2) Bonds Held to Maturity

	(Billions of yen)
	As of December 31, 2020				As of March 31, 2020				As of September 30, 2020 (Reference)
		Unrealized Gains/Losses				Unrealized Gains/Losses				Unrealized Gains/Losses
	Book Value		Gains	Losses	Book Value		Gains	Losses	Book Value		Gains	Losses
MHBK	753.4	22.9	22.9	—	860.2	15.0	15.4	0.3	788.3	23.7	23.7	—
MHTB	—	—	—	—	—	—	—	—	—	—	—	—
Total	753.4	22.9	22.9	—	860.2	15.0	15.4	0.3	788.3	23.7	23.7	—

(3) Investments in Subsidiaries and Affiliates
	(Billions of yen)
	As of December 31, 2020				As of March 31, 2020				As of September 30, 2020 (Reference)
		Unrealized Gains/Losses				Unrealized Gains/Losses				Unrealized Gains/Losses
	Book Value		Gains	Losses	Book Value		Gains	Losses	Book Value		Gains	Losses
MHBK	135.7	243.7	244.2	0.4	135.7	151.8	153.7	1.8	135.7	206.8	207.3	0.4
MHTB	—	—	—	—	—	—	—	—	—	—	—	—
Total	135.7	243.7	244.2	0.4	135.7	151.8	153.7	1.8	135.7	206.8	207.3	0.4

(Reference)

Unrealized Gains/Losses on Other Securities

(the base amount to be recorded directly to Net Assets after tax and other necessary adjustments)

For certain Other Securities, Unrealized Gains/Losses were recognized in the statement of income by applying the fair-value hedge method. Unrealized Gains/Losses on Other Securities after excluding such Income/Loss (the “base amount”) are recorded directly to Net Assets after tax and other necessary adjustments.

The base amounts are as follows:

Consolidated

	(Billions of yen)
	As of December 31, 2020		As of March 31, 2020	As of September 30, 2020 (Reference)
	Unrealized Gains/Losses		Unrealized Gains/Losses	Unrealized Gains/Losses
		Change
Other Securities	1,586.4	410.1	1,176.3	1,462.8
Japanese Stocks	1,543.3	471.8	1,071.5	1,371.5
Japanese Bonds	(52.7)	1.3	(54.1)	(50.5)
Japanese Government Bonds	(44.6)	(0.6)	(44.0)	(44.6)
Other	95.7	(63.1)	158.8	141.8
Foreign Bonds	136.5	(64.3)	200.9	171.5

Non-Consolidated

Aggregate Figures for the 2 Banks
	(Billions of yen)
	As of December 31, 2020		As of March 31, 2020	As of September 30, 2020 (Reference)
	Unrealized Gains/Losses		Unrealized Gains/Losses	Unrealized Gains/Losses
		Change
Other Securities	1,519.1	416.8	1,102.2	1,392.3
Japanese Stocks	1,476.2	476.7	999.4	1,302.5
Japanese Bonds	(52.7)	1.3	(54.1)	(50.5)
Japanese Government Bonds	(44.6)	(0.6)	(44.0)	(44.6)
Other	95.6	(61.2)	156.9	140.2
Foreign Bonds	137.6	(62.0)	199.6	170.7

2-5

Mizuho Financial Group, Inc.

4. Deferred Hedge Gains/Losses on Derivative Transactions Qualifying for Hedge Accounting

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of December 31, 2020			As of March 31, 2020			As of September 30, 2020 (Reference)
	Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses
	Gains	Losses		Gains	Losses		Gains	Losses
MHBK	1,124.2	1,048.1	76.1	1,321.4	1,217.3	104.1	1,215.7	1,117.3	98.4
MHTB	71.0	76.5	(5.5)	75.1	81.8	(6.6)	72.1	80.6	(8.5)

Total	1,195.2	1,124.7	70.5	1,396.6	1,299.1	97.4	1,287.8	1,198.0	89.8

Note: Above figures reflect all derivative transactions qualifying for hedge accounting, and are before net of applicable income taxes.

2-6

Mizuho Financial Group, Inc.

5. Status of Non Performing Loans based on the Financial Reconstruction Act (“FRA”)

Consolidated

	(Billions of yen)
	As of December 31, 2020		As of March 31, 2020	As of September 30, 2020 (Reference)
		Change
Claims against Bankrupt and Substantially Bankrupt Obligors	87.8	28.6	59.2	93.3
Claims with Collection Risk	387.0	3.2	383.7	382.8
Claims for Special Attention	332.0	74.1	257.8	312.2
Sub-total [1]	806.9	106.0	700.8	788.4
Normal Claims	92,553.2	(108.0)	92,661.2	95,324.3
Total [2]	93,360.1	(1.9)	93,362.1	96,112.8

	(%)
NPL ratio [1]/[2]	0.86	0.11	0.75	0.82
Above figures are presented net of partial direct write-offs.

Trust Account
	(Billions of yen)
	As of December 31, 2020		As of March 31, 2020	As of September 30, 2020 (Reference)
		Change
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—	—
Claims with Collection Risk	—	—	—	—
Claims for Special Attention	—	—	—	—
Sub-total [3]	—	—	—	—
Normal Claims	5.4	(3.3)	8.7	5.5
Total [4]	5.4	(3.3)	8.7	5.5

	(%)
NPL ratio [3]/[4]	—	—	—	—

Consolidated + Trust Account
	(Billions of yen)
	As of December 31, 2020		As of March 31, 2020	As of September 30, 2020 (Reference)
		Change
Claims against Bankrupt and Substantially Bankrupt Obligors	87.8	28.6	59.2	93.3
Claims with Collection Risk	387.0	3.2	383.7	382.8
Claims for Special Attention	332.0	74.1	257.8	312.2
Sub-total [5]	806.9	106.0	700.8	788.4
Normal Claims	92,558.6	(111.4)	92,670.0	95,329.8
Total [6]	93,365.5	(5.3)	93,370.9	96,118.3

	(%)
NPL ratio [5]/[6]	0.86	0.11	0.75	0.82
Trust account represents trust accounts that guarantee principals in the agreement.

2-7

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregate Figures for the 2 Banks

(Banking Account + Trust Account)

	(Billions of yen)
	As of December 31, 2020		As of	As of September 30, 2020
		Change	March 31, 2020	(Reference)
Claims against Bankrupt and Substantially Bankrupt Obligors	80.1	29.0	51.0	84.4
Claims with Collection Risk	394.8	8.3	386.5	382.4
Claims for Special Attention	286.0	62.5	223.4	265.1
Sub-total [1]	761.0	99.9	661.0	732.0
Normal Claims	94,088.7	197.8	93,890.9	96,285.8
Total [2]	94,849.7	297.7	94,551.9	97,017.9

	(%)
NPL ratio [1]/[2]	0.80	0.10	0.69	0.75
Above figures are presented net of partial direct write-offs.

Mizuho Bank

	(Billions of yen)
Claims against Bankrupt and Substantially Bankrupt Obligors	79.8	29.2	50.6	84.0
Claims with Collection Risk	388.8	6.0	382.7	375.9
Claims for Special Attention	285.0	62.7	222.3	264.3
Sub-total [3]	753.7	98.0	655.6	724.4
Normal Claims	90,714.9	211.8	90,503.0	92,804.5
Total [4]	91,468.6	309.9	91,158.7	93,528.9

	(%)
NPL ratio [3]/[4]	0.82	0.10	0.71	0.77
Above figures are presented net of partial direct write-offs. Mizuho Trust & Banking (Banking Account)
	(Billions of yen)
Claims against Bankrupt and Substantially Bankrupt Obligors	0.3	(0.1)	0.4	0.3
Claims with Collection Risk	6.0	2.2	3.7	6.5
Claims for Special Attention	0.9	(0.2)	1.1	0.7
Sub-total [5]	7.2	1.9	5.3	7.6
Normal Claims	3,368.4	(10.7)	3,379.1	3,475.7
Total [6]	3,375.6	(8.8)	3,384.4	3,483.3

	(%)
NPL ratio [5]/[6]	0.21	0.05	0.15	0.22
Above figures are presented net of partial direct write-offs. (Trust Account)
	(Billions of yen)
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—	—
Claims with Collection Risk	—	—	—	—
Claims for Special Attention	—	—	—	—
Sub-total [7]	—	—	—	—
Normal Claims	5.4	(3.3)	8.7	5.5
Total [8]	5.4	(3.3)	8.7	5.5

	(%)
NPL ratio [7]/[8]	—	—	—	—
Trust account represents trust accounts that guarantee principals in the agreement.

2-8

Mizuho Financial Group, Inc.

6. Status of Deposits and Loans

Non-Consolidated

(1)-1 Deposits

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of December 31, 2020		As of March 31, 2020	As of September 30, 2020 (Reference)
		Change
MHBK	122,537.4	(3,799.5)	126,337.0	129,739.0
MHTB	3,048.9	(47.3)	3,096.2	3,133.1

Total	125,586.4	(3,846.9)	129,433.3	132,872.1

(1)-2 Domestic Deposits

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of December 31, 2020		As of March 31, 2020	As of September 30, 2020 (Reference)
		Change
MHBK	102,763.5	(1,016.2)	103,779.8	108,133.6
Individual deposits	46,743.7	2,583.4	44,160.3	45,730.4
MHTB	3,048.9	(47.3)	3,096.2	3,133.1
Individual deposits	853.5	(4.7)	858.2	856.4
Total	105,812.5	(1,063.6)	106,876.1	111,266.7
Individual deposits	47,597.3	2,578.7	45,018.6	46,586.8

Note: Above figures do not include deposits booked at overseas offices and offshore deposits.
(2) Loans and Bills Discounted

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of December 31, 2020		As of March 31, 2020	As of September 30, 2020 (Reference)
		Change
MHBK	81,576.8	705.5	80,871.2	83,740.9
MHTB	3,356.4	(11.0)	3,367.4	3,465.9
Total	84,933.2	694.5	84,238.7	87,206.9

Note: Loans to MHFG are included as follows:
As of December 31, 2020: ¥850.0 billion (from MHBK)
As of September 30, 2020: ¥770.0 billion (from MHBK)
As of March 31, 2020: ¥860.0 billion (from MHBK)

2-9

Mizuho Financial Group, Inc.

(3) Interest Margins (Domestic Operations)

Mizuho Bank

		(%)
		Third Quarter of Fiscal 2020 (Accumulated Period)		Third Quarter of Fiscal 2019 (Accumulated Period)
			Change
Return on Loans and Bills Discounted	1	0.72	(0.04)	0.76
Cost of Deposits	2	0.00	(0.00)	0.00
Loan and Deposit Rate Margin [1]-[2]	3	0.71	(0.04)	0.76

Notes: 1. Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).
2. Deposits include NCDs.

(Reference) After excluding Loans to the Japanese government and others
Return on Loans and Bills Discounted	4	0.74	(0.04)	0.79
Loan and Deposit Rate Margin [4]-[2]	5	0.74	(0.04)	0.78

Mizuho Trust & Banking

		(%)
		Third Quarter of Fiscal 2020 (Accumulated Period)		Third Quarter of Fiscal 2019 (Accumulated Period)
			Change
Return on Loans and Bills Discounted	6	0.57	(0.02)	0.59
Cost of Deposits	7	0.01	(0.00)	0.01
Loan and Deposit Rate Margin [6]-[7]	8	0.56	(0.01)	0.58

Notes: 1. Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).
2. Deposits include NCDs.
(Reference) After excluding Loans to the Japanese government and others
Return on Loans and Bills Discounted	9	0.60	(0.01)	0.61
Loan and Deposit Rate Margin [9]-[7]	10	0.59	(0.01)	0.60

(Reference)

Aggregate Figures for the 2 Banks
		(%)
		Third Quarter of Fiscal 2020 (Accumulated Period)		Third Quarter of Fiscal 2019 (Accumulated Period)
			Change
Return on Loans and Bills Discounted	11	0.71	(0.04)	0.75
Cost of Deposits	12	0.00	(0.00)	0.00
Loan and Deposit Rate Margin [11]-[12]	13	0.71	(0.04)	0.75

Notes: 1. Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).
2. Deposits include NCDs.
(Reference) After excluding Loans to the Japanese government and others
Return on Loans and Bills Discounted	14	0.73	(0.04)	0.78
Loan and Deposit Rate Margin [14]-[12]	15	0.73	(0.04)	0.77

2-10

Mizuho Bank, Ltd.

(Attachments)

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO BANK

	Millions of yen
	As of December 31, 2020 (A)	As of March 31, 2020 (B)	Change (A) - (B)
Assets
Cash and Due from Banks	¥40,307,122	¥38,833,234	¥1,473,888
Call Loans	694,645	958,359	(263,714)
Receivables under Resale Agreements	3,900,529	8,599,865	(4,699,335)
Guarantee Deposits Paid under Securities Borrowing Transactions	149,883	122,001	27,881
Other Debt Purchased	443,075	430,330	12,745
Trading Assets	5,024,612	5,013,413	11,199
Money Held in Trust	503	503	(0)
Securities	42,404,839	34,372,765	8,032,074
Loans and Bills Discounted	81,576,857	80,871,269	705,587
Foreign Exchange Assets	1,851,513	1,966,593	(115,080)
Derivatives other than for Trading	4,154,707	5,164,666	(1,009,958)
Other Assets	3,260,105	2,939,258	320,846
Tangible Fixed Assets	856,613	843,058	13,554
Intangible Fixed Assets	356,219	357,432	(1,212)
Prepaid Pension Cost	616,388	556,273	60,114
Deferred Tax Assets	—	36,950	(36,950)
Customers’ Liabilities for Acceptances and Guarantees	6,379,577	6,535,786	(156,208)
Reserves for Possible Losses on Loans	(450,565)	(385,129)	(65,436)
Reserve for Possible Losses on Investments	(1,629)	(2,458)	829

Total Assets	¥191,524,999	¥187,214,174	¥4,310,825

Liabilities
Deposits	¥122,537,477	¥126,337,030	¥(3,799,552)
Negotiable Certificates of Deposit	17,218,985	12,706,349	4,512,635
Call Money	1,049,895	1,213,576	(163,681)
Payables under Repurchase Agreements	8,569,252	7,469,615	1,099,637
Guarantee Deposits Received under Securities Lending Transactions	49,724	276,869	(227,144)
Commercial Paper	1,495,476	411,089	1,084,386
Trading Liabilities	3,393,184	3,795,423	(402,239)
Borrowed Money	14,484,476	11,394,924	3,089,551
Foreign Exchange Liabilities	703,174	716,394	(13,219)
Bonds and Notes	882,820	1,100,670	(217,850)
Derivatives other than for Trading	4,073,561	4,843,165	(769,604)
Other Liabilities	3,153,786	3,175,327	(21,541)
Reserve for Bonus Payments	3,907	19,841	(15,933)
Reserve for Variable Compensation	737	765	(28)
Reserve for Possible Losses on Sales of Loans	3,931	637	3,293
Reserve for Contingencies	90	1,770	(1,679)
Reserve for Reimbursement of Deposits	21,843	25,943	(4,100)
Reserve for Reimbursement of Debentures	16,918	18,672	(1,753)
Deferred Tax Liabilities	67,134	—	67,134
Deferred Tax Liabilities for Revaluation Reserve for Land	62,531	62,695	(164)
Acceptances and Guarantees	6,379,577	6,535,786	(156,208)

Total Liabilities	184,168,489	180,106,550	4,061,938

Net Assets
Common Stock and Preferred Stock	1,404,065	1,404,065	—
Capital Surplus	2,286,167	2,286,328	(161)
Capital Reserve	655,450	655,418	32
Other Capital Surplus	1,630,716	1,630,910	(194)
Retained Earnings	2,440,285	2,472,640	(32,354)
Appropriated Reserve	353,908	315,177	38,731
Other Retained Earnings	2,086,377	2,157,463	(71,085)
Retained Earnings Brought Forward	2,086,377	2,157,463	(71,085)

Total Shareholders’ Equity	6,130,517	6,163,034	(32,516)

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	1,035,943	736,239	299,703
Net Deferred Hedge Gains (Losses), net of Taxes	52,268	71,693	(19,424)
Revaluation Reserve for Land, net of Taxes	137,779	136,655	1,124

Total Valuation and Translation Adjustments	1,225,991	944,588	281,402

Total Net Assets	7,356,509	7,107,623	248,886

Total Liabilities and Net Assets	¥191,524,999	¥187,214,174	¥4,310,825

2-11

Mizuho Bank, Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO BANK

	Millions of yen
	For the nine months ended December 31, 2020 (A)	For the nine months ended December 31, 2019 (B)	Change (A) - (B)
Ordinary Income	¥1,510,567	¥2,045,730	¥(535,163)
Interest Income	848,048	1,279,510	(431,462)
Interest on Loans and Bills Discounted	621,455	869,968	(248,513)
Interest and Dividends on Securities	158,586	192,369	(33,782)
Fee and Commission Income	365,291	354,102	11,188
Trading Income	91,454	88,691	2,762
Other Operating Income	131,643	171,084	(39,440)
Other Ordinary Income	74,129	152,341	(78,211)

Ordinary Expenses	1,268,267	1,636,041	(367,774)
Interest Expenses	287,933	800,342	(512,408)
Interest on Deposits	96,357	362,369	(266,011)
Fee and Commission Expenses	73,612	77,844	(4,231)
Trading Expenses	378	748	(369)
Other Operating Expenses	79,692	63,300	16,391
General and Administrative Expenses	585,826	588,132	(2,305)
Other Ordinary Expenses	240,822	105,673	135,148

Ordinary Profits	242,300	409,689	(167,389)

Extraordinary Gains	63,246	347	62,898

Extraordinary Losses	6,798	8,091	(1,293)

Income before Income Taxes	298,748	401,945	(103,197)
Income Taxes:
Current	76,137	79,162	(3,025)
Deferred	27,544	22,894	4,650

Net Income	¥195,067	¥299,889	¥(104,822)

2-12

Mizuho Trust & Banking Co., Ltd.

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO TRUST & BANKING

	Millions of yen
	As of December 31, 2020 (A)	As of March 31, 2020 (B)	Change (A) - (B)
Assets
Cash and Due from Banks	¥2,207,010	¥1,766,799	¥440,211
Call Loans	6,725	14,678	(7,953)
Guarantee Deposits Paid under Securities Borrowing Transactions	30,489	198,053	(167,564)
Other Debt Purchased	156,995	32,493	124,502
Trading Assets	149,353	169,750	(20,397)
Money Held in Trust	8,877	7,125	1,751
Securities	293,301	958,624	(665,323)
Loans and Bills Discounted	3,356,441	3,367,475	(11,034)
Foreign Exchange Assets	3,385	7,865	(4,479)
Other Assets	276,131	359,752	(83,621)
Tangible Fixed Assets	104,557	86,705	17,852
Intangible Fixed Assets	26,730	30,529	(3,799)
Prepaid Pension Cost	80,029	65,759	14,269
Customers’ Liabilities for Acceptances and Guarantees	17,159	14,755	2,403
Reserves for Possible Losses on Loans	(3,405)	(3,689)	283

Total Assets	¥6,713,783	¥7,076,682	¥(362,899)

Liabilities
Deposits	¥3,048,943	¥3,096,295	¥(47,351)
Negotiable Certificates of Deposit	699,080	664,780	34,300
Call Money	502,324	807,706	(305,382)
Guarantee Deposits Received under Securities Lending Transactions	—	289,789	(289,789)
Trading Liabilities	152,279	170,146	(17,866)
Borrowed Money	396,967	255,860	141,106
Foreign Exchange Liabilities	—	23	(23)
Bonds and Notes	—	10,000	(10,000)
Due to Trust Accounts	1,281,597	1,055,510	226,086
Other Liabilities	22,966	142,457	(119,491)
Reserve for Bonus Payments	—	2,153	(2,153)
Reserve for Variable Compensation	285	368	(83)
Provision for Retirement Benefits	1,598	—	1,598
Reserve for Reimbursement of Deposits	1,697	1,907	(209)
Deferred Tax Liabilities	13,705	3,220	10,485
Acceptances and Guarantees	17,159	14,755	2,403

Total Liabilities	6,138,605	6,514,977	(376,371)

Net Assets
Common Stock and Preferred Stock	247,369	247,369	—
Capital Surplus	15,505	15,505	—
Capital Reserve	15,505	15,505	—
Retained Earnings	256,174	253,465	2,709
Appropriated Reserve	45,647	41,484	4,163
Other Retained Earnings	210,526	211,980	(1,454)
Retained Earnings Brought Forward	210,526	211,980	(1,454)

Total Shareholders’ Equity	519,048	516,339	2,709

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	60,008	49,981	10,026
Net Deferred Hedge Gains (Losses), net of Taxes	(3,879)	(4,615)	736

Total Valuation and Translation Adjustments	56,128	45,365	10,763

Total Net Assets	575,177	561,705	13,472

Total Liabilities and Net Assets	¥6,713,783	¥7,076,682	¥(362,899)

2-13

Mizuho Trust & Banking Co., Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO TRUST & BANKING

	Millions of yen
	For the nine months ended December 31, 2020 (A)	For the nine months ended December 31, 2019 (B)	Change (A) - (B)
Ordinary Income	¥134,413	¥140,472	¥(6,058)
Fiduciary Income	41,028	42,545	(1,517)
Interest Income	25,196	29,323	(4,127)
Interest on Loans and Bills Discounted	16,207	18,758	(2,550)
Interest and Dividends on Securities	7,375	9,024	(1,649)
Fee and Commission Income	45,767	45,587	180
Trading Income	983	1,035	(51)
Other Operating Income	11,833	17,715	(5,881)
Other Ordinary Income	9,604	4,264	5,340

Ordinary Expenses	108,260	110,895	(2,635)
Interest Expenses	6,811	9,990	(3,179)
Interest on Deposits	313	488	(174)
Fee and Commission Expenses	25,547	26,342	(795)
Trading Expenses	—	109	(109)
Other Operating Expenses	3,804	5,344	(1,540)
General and Administrative Expenses	59,899	60,297	(397)
Other Ordinary Expenses	12,197	8,811	3,386

Ordinary Profits	26,153	29,576	(3,422)

Extraordinary Gains	6,569	907	5,662

Extraordinary Losses	1,188	550	638

Income before Income Taxes	31,533	29,933	1,600
Income Taxes:
Current	2,934	3,016	(82)
Deferred	5,074	5,307	(233)

Net Income	¥23,524	¥21,608	¥1,915

2-14

Mizuho Securities Co., Ltd.

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO SECURITIES

	Millions of yen
	As of December 31, 2020 (A)	As of March 31, 2020 (B)	Change (A) - (B)
Assets
Current Assets
Cash and Bank Deposits	¥356,982	¥533,288	¥(176,306)
Cash Segregated as Deposits for Customers and Others	470,715	387,043	83,672
Trading Assets	6,450,728	6,461,814	(11,086)
Operating Investment Securities	34,105	33,430	675
Receivables Related to Margin Transactions	28,960	22,055	6,904
Collateralized Short-Term Financing Agreements-Receivable	3,947,435	4,296,231	(348,796)
Advances Paid	1,153	579	574
Securities: Fail to Deliver	7,969	12,971	(5,002)
Short-Term Loans Receivable	36,004	37,298	(1,294)
Other Current Assets	519,628	595,830	(76,202)
Less: Allowance for Doubtful Accounts	(10)	(7)	(3)
Noncurrent Assets
Property and Equipment	19,651	11,196	8,454
Intangible Assets	62,618	61,637	980
Investments and Other Assets	312,023	302,584	9,439

Total Assets	¥12,247,964	¥12,755,956	¥(507,991)

Liabilities
Current Liabilities
Trading Liabilities	¥4,512,884	¥5,032,193	¥(519,308)
Payables — Unsettled Trades	126,069	61,668	64,401
Payables Related to Margin Transactions	41,022	47,395	(6,373)
Collateralized Short-Term Financing Agreements-Payable	3,562,666	3,660,235	(97,569)
Deposits Received	524,025	350,409	173,615
Guarantee Deposits Received	408,133	370,607	37,526
Securities: Fail to Receive	354	2,029	(1,674)
Short-Term Borrowings	851,142	1,035,215	(184,073)
Commercial Paper	334,500	319,000	15,500
Bonds and Notes Due within One Year	147,772	137,358	10,413
Income Taxes Payable	5,095	3,022	2,072
Accrued Employees’ Bonuses	16,001	13,531	2,470
Provision for Variable Compensation	591	816	(225)
Provision for Bonus Point Redemption	—	487	(487)
Other Current Liabilities	32,794	53,465	(20,671)
Noncurrent Liabilities
Bonds and Notes	571,516	620,079	(48,562)
Long-Term Borrowings	139,400	135,600	3,800
Provision for Retirement Benefits	20,920	19,828	1,091
Other Noncurrent Liabilities	3,005	2,111	894
Statutory Reserves
Reserve for Financial Instruments Transaction Liabilities	2,506	2,509	(3)

Total Liabilities	11,300,401	11,867,565	(567,164)

Net Assets
Common Stock	125,167	125,167	—
Capital Surplus	381,649	381,649	—
Additional Paid — in Capital	285,831	285,831	—
Other Capital Surplus	95,817	95,817	—
Retained Earnings	425,177	371,261	53,916
Other Retained Earnings	425,177	371,261	53,916
Retained Earnings Brought Forward	425,177	371,261	53,916

Total Shareholders’ Equity	931,994	878,078	53,916

Net Unrealized Gains on (Operating) Investment Securities, net of Tax	25,328	20,066	5,261
Net Deferred Gains or Losses on Hedges, net of Tax	(9,758)	(9,754)	(4)

Total Valuation and Translation Adjustments	15,569	10,312	5,257

Total Net Assets	947,563	888,390	59,173

Total Liabilities and Net Assets	¥12,247,964	¥12,755,956	¥(507,991)

2-15

Mizuho Securities Co., Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO SECURITIES

	Millions of yen
	For the nine months ended December 31, 2020 (A)	For the nine months ended December 31, 2019 (B)	Change (A) - (B)
Operating Revenues	¥290,450	¥259,301	¥31,149
Commissions	132,423	109,757	22,666
Net Gain on Trading	104,110	80,725	23,384
Net Gain on Operating Investment Securities	1,071	2,549	(1,477)
Interest and Dividend Income	52,844	66,268	(13,424)

Interest Expenses	40,050	60,509	(20,458)

Net Operating Revenues	250,400	198,792	51,608

Selling, General and Administrative Expenses	192,908	175,634	17,274
Transaction-Related Expenses	52,755	42,853	9,901
Personnel Expenses	73,266	62,847	10,419
Real Estate Expenses	15,938	17,751	(1,813)
Administrative Expenses	29,581	31,885	(2,303)
Depreciation and Amortization	15,199	14,505	694
Taxes and Dues	4,363	3,589	773
Provision of Allowance for Doubtful Accounts	(25)	(12)	(12)
Other	1,829	2,214	(384)

Operating Income	57,491	23,157	34,333

Non-Operating Income	3,559	4,121	(561)
Non-Operating Expenses	170	121	49

Ordinary Income	60,880	27,158	33,722

Extraordinary Gain	12,049	944	11,104

Extraordinary Loss	1,844	559	1,285

Income before Income Taxes	71,085	27,543	43,541
Income Taxes:
Current	8,995	3,473	5,521
Deferred	616	1,411	(794)

Net Income	¥61,472	¥22,658	¥38,814

2-16